Exhibit 99.1

Jiade Limited

PO Box 309,
Ugland House,

Grand Cayman, KY1-1104,

Cayman Islands

(the "Company")

For the attention of: The Directors

Date: 14 February 2025

Dear Directors

Resignation as a Director

I hereby resign as a director of the Company with effect from the date of this letter.

During my tenure and in the course of fulfilling my duties, I have encountered significant difficulties in obtaining the necessary information to make informed judgments. This has led to a situation where I am unable to provide any definitive or non-definitive opinions regarding the company's financial condition and corporate governance.

As a result, I am unable to confirm that I have no claims (whether under common law, contract, equity, statute or otherwise and whether present, future, actual, contingent or otherwise) against the Company, or its directors, officers, employees or shareholders in respect of loss of office as a director of the Company or to any claim for compensation for arrears of pay.

I also unable to confirm that there is no outstanding agreement under which the Company has or could have any debt, liability or other obligation to me.

Yours faithfully

/s/ Yaxuan Yang
Yaxuan Yang